EXHIBIT 99.1

Brookfield Renewable Announces Commencement of Normal Course Issuer Bid for Preferred Units and Renewal of BRP Equity’s Normal Course Issuer Bid for Preferred Shares

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, July 05, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Renewable of its intention to commence a normal course issuer bid for its Class A preferred limited partnership units (“Preferred Units”) and also accepted a notice filed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) of its intention to renew its normal course issuer bid for its outstanding Class A preference shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of Brookfield Renewable. Brookfield Renewable believes that in the event that the Preferred Units or Preferred Shares trade in a price range that does not fully reflect their value, the acquisition of Preferred Units or Preferred Shares may represent an attractive use of available funds. There are currently six series of Preferred Units and five series of Preferred Shares outstanding.

Under Brookfield Renewable’s normal course issuer bid for Preferred Units, Brookfield Renewable is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to purchase[3]
					Total	Daily
5	BEP.PR.E	2,885,496	2,885,496	2,223	288,549	1,000
7	BEP.PR.G	7,000,000	7,000,000	8,704	700,000	2,176
9	BEP.PR.I	8,000,000	8,000,000	6,573	800,000	1,643
11	BEP.PR.K	10,000,000	10,000,000	10,689	1,000,000	2,672
13	BEP.PR.M	10,000,000	10,000,000	13,496	1,000,000	3,374
15	BEP.PR.O	7,000,000	7,000,000	28,743	700,000	7,185

1.	Calculated as at July 3, 2019.
2.	For the 6 months ended June 30, 2019, with the exception of the Series 15 Preferred Units which were issued on March 11, 2019.
3.	In accordance with TSX rules, any daily repurchases with respect to the Series 5 Preferred Units would be limited to 1,000 Preferred Units.

Under BRP Equity’s normal course issuer bid for Preferred Shares, BRP Equity is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[4]	Public float[4]	Average daily trading volume[5]	Maximum number of shares subject to purchase[6]
					Total	Daily
1	BRF.PR.A	5,449,675	5,448,875	5,974	544,887	1,493
2	BRF.PR.B	4,510,389	4,510,389	3,077	451,038	1,000
3	BRF.PR.C	9,961,399	9,961,399	8,474	996,139	2,118
5	BRF.PR.E	7,000,000	4,114,504	2,407	411,450	1,000
6	BRF.PR.F	7,000,000	7,000,000	3,587	700,000	1,000

4.	Calculated as at July 3, 2019.
5.	For the 6 months ended June 30, 2019.
6.	In accordance with TSX rules, any daily repurchases with respect to the Series 2, Series 5 and Series 6 Preferred Shares would be limited to 1,000 Preferred Shares.

Repurchases under each normal course issuer bid are authorized to commence on July 9, 2019 and each normal course issuer bid will terminate on July 8, 2020, or earlier should Brookfield Renewable or BRP Equity, as applicable, complete its repurchases under its respective normal course issuer bid prior to such date.

Under BRP Equity’s prior normal course issuer bid that commenced on June 27, 2018 and expired on June 26, 2019, BRP Equity previously sought and received approval from the TSX to repurchase up to 544,887 Series 1 Preferred Shares, 451,038 Series 2 Preferred Shares, 996,139 Series 3 Preferred Shares, 411,450 Series 5 Preferred Shares and 700,000 Series 6 Preferred Shares. BRP Equity has not repurchased any Preferred Shares in the past 12 months.

All purchases of the Preferred Units and Preferred Shares will be effected through the facilities of the TSX and/or alternative trading systems, and all Preferred Units and Preferred Shares acquired under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws.

From time to time, when Brookfield Renewable or BRP Equity does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of Preferred Units or Preferred Shares, as applicable, at times when it ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with the broker of Brookfield Renewable or BRP Equity will be adopted in accordance with applicable Canadian securities laws. The series of Preferred Units and Preferred Shares subject to an automatic purchase plan may vary. Outside of these periods, Preferred Units and Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media: Claire Holland Vice President – Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Divya Biyani Director – Investor Relations (416) 369-2616 divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “target” “future”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements with regards to potential future purchases by Brookfield Renewable of its Preferred Units and by BRP Equity of its Preferred Shares pursuant to their respective normal course issuer bids and, as applicable, automatic purchase plans. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.